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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )

Planet Technologies, Inc.
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
727044 20 8
(CUSIP Number)
Scott L. Glenn
6402 Cardeno Drive
La Jolla, California 92037
(858) 824-0888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

.

1	Name of Reporting Person: I.R.S. Identification No. of above person (entities only). Scott L. Glenn

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☑
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization:

United States

	7	Sole Voting Power:

Number of		795,944

Shares	8	Shared Voting Power:
Beneficially
Owned by		1,108,000 (see Item 5 and note (1) below)

Each	9	Sole Dispositive Power:
Reporting
Person		795,944

With	10	Shared Dispositive Power:

1,108,000 (see Item 5 and note (1) below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,903,944 (see Item 5 and note (1) below)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11):

45.2%

14	Type of Reporting Person (See Instructions):

IN
(1) Includes 222,000 shares of Common Stock of Planet Technologies, Inc. issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies, Inc. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein, which is filed as Exhibit 12 hereto.

1	Name of Reporting Person: I.R.S. Identification No. of above person (entities only). 33-0932622 Glenn Holdings, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☑
	(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions):

	OO

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6	Citizenship or Place of Organization:

	California

	7	Sole Voting Power:

Number of		770,808

Shares	8	Shared Voting Power:
Beneficially
Owned by		0

Each	9	Sole Dispositive Power:
Reporting
Person		770,808

With	10	Shared Dispositive Power:

		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	770,808

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

	☐

13	Percent of Class Represented by Amount in Row (11):

	18.3%

14	Type of Reporting Person (See Instructions):

	PN

Item 1. Security and Issuer
     This Amendment No. 4 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 30, 2004 as amended by Amendment No. 1 dated December 17, 2004 and Amendment No.2 dated June 2, 2005, and Amendment No. 3 dated August 1, 2005 (the “Original Statement”) filed by and on behalf of Scott L. Glenn (“Glenn”), and Glenn Holdings, LP (“Glenn Holdings”) (collectively the “Reporting Persons”).
     The purpose of this Schedule 13D is to report the issuance of 83,333 shares of Series B Preferred Stock by Planet Technologies, Inc., a California corporation (“Issuer”), with its principal executive offices located at 96 Danbury Road, Ridgefield, Connecticut 06877.
     Except as set forth below, there are no changes to the information in the Original Statement. All terms used but not defined in this Amendment No. 4 are as defined in the Original Statement. The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents incorporated herein by reference.
Item 2. Identity and Background
     There are no changes to Item 2.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons hereby add the following disclosure to this Item 3:
     On November 8, 2007, Windamere III, LLC (“Windamere”), an entity under the management and control of Glenn, purchased through a conversion of debt, 83,333 shares of Series B Preferred Stock of Planet Technologies, Inc., at a purchase price of $6.00 per share for an aggregate purchase price of $500,000. Each share of Series B Preferred Stock is convertible into 2-2/3 shares of Common Stock, for a total voting power equal to 222,000.
     No funds used to purchase any of the shares of Common Stock reported on this Amendment No. 4 were borrowed.
Item 4. Purpose of Transaction
The Reporting Persons hereby add the following disclosure to this Item 4:
     On November 8, 2007, Windamere purchased 83,333 shares of Series B Preferred Stock of Planet Technologies at a purchase price of $6.00 per share (which shares are convertible into 222,000 shares of Common Stock of Planet Technologies), for an aggregate purchase price of $500,000. The purchase price was paid by cancellation of outstanding unsecured promissory notes issued by Planet Technologies to the order of Windamere in the aggregate principal amount of $500,000.

     The shares of Series B Preferred Stock were issued pursuant to a Series B Stock Purchase Agreement dated November 8, 2007 between Planet Technologies, Windamere and certain other investors, a copy of which has been filed as Exhibit 7 to this Amendment No. 4 and is incorporated herein by this reference. The Series B Stock Purchase Agreement contains terms and provisions standard and customary for these types of financing transactions, such as representations, warranties and covenants.
     The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the Series B Preferred Stock Purchase Agreement, which is filed as Exhibit 7 to this Amendment No. 4 and is incorporated herein by this reference.
     It is the understanding of the Reporting Persons that there are currently outstanding 3,316,666 shares of Series B Preferred Stock, of which Aisling Capital II, L.P. (“Aisling”) holds 3,000,000 or 90%. The holders of a majority of the Series B Preferred Stock have the right to appoint two (2) of the four (4) directors of Planet Technologies and further has the right to expand the Board of Directors of Planet Technologies to seven (7) from five (5) directors and has the right to appoint the two (2) additional directors. It is the understanding of the Reporting Persons that as part of the transaction, effective November 8, 2007, the following directors resigned from Planet Technologies’ Board of Directors: (1) Eric Freedus, (2) H. Mac Busby, (3) Michael Trinkle, (4) Michael Walsh, and (5) Ellen Preston, the number of directors was amended to five (5) from seven (7) directors, and the following persons were appointed as directors to serve with Scott Glenn and Ed Steube: William Thomas Willoughby, Andrew N. Schiff and Brett I.W. Zbar. Messrs. Schiff and Zbar were each appointed members of the Board of Directors pursuant to the acquisition of the Series B Preferred Stock by Aisling.
     As a condition precedent for Aisling to acquire the Series B Preferred Stock, Glenn Holdings, and certain other holders of Common Stock of Planet Technologies, representing in the aggregate approximately 60% or the Common Stock of Planet Technologies, entered into the following agreements:
     1. Investors’ Rights Agreement attached hereto as Exhibit 8, which is incorporated herein by this reference;
     2. Voting Agreement attached hereto as Exhibit 9, which is incorporated herein by this reference;
     3. Right of First Refusal and Co-Sale Agreement attached hereto as Exhibit 10, which is incorporated herein by this reference;
     4. Side Letter attached hereto as Exhibit 11, which is incorporated herein by this reference; and

     5. Lock Up Letter attached hereto as Exhibit 12, which is incorporated herein by this reference.
     The Investors’ Rights Agreement provides rights to the Series B Preferred Stock holders including (a) the right, under certain circumstances, to require Planet Technologies to file certain registration statements, and (b) the right of first offer to future stock issuances, subject to termination prior to a qualified initial public offering. The Voting Agreement provides certain bring-along rights, sale restrictions, and voting restrictions in favor or Aisling, which are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), and for a period thereafter. The Right of First Refusal and Co-Sale Agreement provides the Series B Preferred Stock holders, subject to certain exempt transfers, a public offering or a liquidation event, the right of first refusal to acquire any selling shareholder’s shares in Planet Technologies and the right of co-sale and participate on a pro-rata basis in the proposed transfer. The Right of First Refusal and Co-Sale Agreement also provides an agreement to lock-up the common shareholders during certain time periods relating to Planet Technologies’ proposed initial public offering. The transfer and holding restrictions in the Right of First Refusal and Co-Sale Agreement are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Exchange Act, and for a period thereafter.
     Pursuant to the terms of the Side Letter dated November 8, 2007 between Glenn Holdings, Windamere, and Aisling Capital, Glenn Holdings and Windamere agreed to vote all Common Stock owned or controlled by them to amend and replace Planet Technologies’ Certificate of Incorporation between the first business day after which the Common Stock is no longer registered pursuant to Section 12(g) of the Exchange Act and the fifth business day thereafter. Pursuant to the terms of the Lock-Up Letter dated November 8, 2007, between Windamere, Glenn Holdings, and Planet Technologies, Glenn Holdings and Windamere agreed not to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer its shares of Common Stock of Planet Technologies while the Common Stock remains registered pursuant to Section 12(g) of the Exchange Act and for a period of 61 days thereafter and agreed to waive its registration rights with respect to the Common Stock for the period of time in which a holder of Series B Preferred Stock has registration rights.
     It is the understanding of the Reporting Persons that Planet Technologies intends to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934 following the filing of a Form 15 and take the company private. It is also the understanding of the Reporting Persons that within five (5) days following the effective date of the deregistration, Planet Technologies intends to reincorporate as a Delaware corporation.
Item 5. Interest in Securities of the Issuer
  The Reporting Persons hereby add the following disclosure to this Item 5:
     (a) 1. Amount beneficially owned: Windamere is the record owner of 886,000 shares of Common Stock and 83,333 shares of Series B Preferred Stock, which shares are convertible into 222,000 shares of Common Stock, of Planet Technologies. Windamere is managed by the Managing Member, Glenn; however, investments in excess of certain amounts or dispositions must be approved by the board of directors of Windamere. Glenn may be deemed to own beneficially 1,108,000 shares of Common Stock of Planet Technologies described in this Amendment No. 4. In the case of Glenn, the amounts indicated as beneficially owned in this Amendment No. 4 include 222,000 shares of Common Stock of Planet Technologies issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, and certain other investors listed therein, which is filed as Exhibit 7 hereto.
     2. Percent of Class: Glenn: 45.2%; Glenn Holdings: 18.3%; The foregoing percentages are calculated based on the 3,986,368 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-QSB for the quarter ended September 30, 2007.
     (b) (i) Glenn, directly and through Glenn Holdings has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 795,944 shares of Planet common stock.
          (ii) Glenn, along with Windamere, has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 1,108,000 shares of Planet common stock. Glenn has a combined direct and shared power to vote or to direct the vote or dispose or direct the disposition of 1,903,944 shares of common stock of Planet.
     (c) Other than the transactions as reported in this Amendment No. 4, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof has effected any transaction in Common Shares during the preceding 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The Reporting Persons hereby add the following disclosure to this Item 6:
     The shares of Series B Preferred Stock were issued pursuant to a Series B Stock Purchase Agreement dated November 8, 2007 between Planet Technologies, Windamere and certain other investors, a copy of which has been filed as Exhibit 7 to this Amendment No. 4 and is incorporated herein by reference. The Series B Stock Purchase Agreement contains terms and provisions standard and customary for these types of financing transactions, such as representations, warranties and covenants.

     As a condition precedent for Aisling to acquire the Series B Preferred Stock, Glenn, Glenn Holdings, Windamere, and certain other holders of Common Stock of Planet Technologies, representing in the aggregate approximately 60% or the Common Stock of Planet Technologies, entered into the following agreements in addition to the Series B Preferred Stock Purchase Agreement:
     1. Investors’ Rights Agreement attached hereto as Exhibit 8, which is incorporated herein by this reference;
     2. Voting Agreement attached hereto as Exhibit 9, which is incorporated herein by this reference;
     3. Right of First Refusal and Co-Sale Agreement attached hereto as Exhibit 10, which is incorporated herein by this reference
     4. Side Letter attached hereto as Exhibit 11, which is incorporated herein by this reference; and
     5. Lock Up Letter attached hereto as Exhibit 12, which is incorporated herein by this reference.
     The Investors’ Rights Agreement provides rights to the Series B Preferred Stock holders including (a) the right, under certain circumstances, to require the Company to file certain registration statements, and (b) the right of first offer to future stock issuances, subject to termination prior to a qualified initial public offering. The Voting Agreement provides certain bring-along rights, sale restrictions, and voting restrictions in favor or Aisling, which are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Exchange Act and for a period thereafter. The Right of First Refusal and Co-Sale Agreement provides the Series B Preferred Stock holders, subject to certain exempt transfers, a public offering or a liquidation event, the right of first refusal to acquire any selling shareholder’s shares in Planet Technologies and the right of co-sale and participate on a pro-rata basis in the proposed transfer. The Right of First Refusal and Co-Sale Agreement also provides an agreement to lock-up the common shareholders during certain time periods relating to Planet Technologies’ proposed initial public offering. The transfer and holding restrictions in the Right of First Refusal and Co-Sale Agreement are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Exchange Act and for a period thereafter.
     Pursuant to the terms of the Side Letter dated November 8, 2007, between Windamere, Glenn Holdings, and Aisling Capital, Windamere and Glenn Holdings agreed to vote all Common Stock owned or controlled by them to amend and replace Planet Technologies’ Certificate of Incorporation between the first business day after which the Common Stock is no longer registered pursuant to Section 12(g) of the Exchange Act and the fifth business day thereafter. Pursuant to the terms of the Lock-Up Letter dated November 8, 2007, between Windamere, Glenn Holdings, and Planet Technologies, Windamere agreed not to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer its shares of Common Stock of Planet Technologies while the Common Stock remains registered pursuant to Section

12(g) of the Exchange Act and for a period of 61 days thereafter and agreed to waive its registration rights with respect to the Common Stock for the period of time in which a holder of Series B Preferred Stock has registration rights.
     The unsecured promissory notes issued by Planet Technologies to the order of Windamere in the aggregate principal amount of $500,000 were cancelled and released in connection with Windamere’s purchase of the shares of Series B Preferred Stock pursuant to that certain Release of Debt dated November 8, 2007 between Planet Technologies and Windamere, a copy of which has been filed as Exhibit 13 to this Amendment No. 4 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.
     The Reporting Persons hereby add the following exhibits to this Item 7:

Exhibit 7	Form of Series B Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein (Incorporated by reference to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007).

Exhibit 8	Form of Investor Rights Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere, Glenn, Glenn Holdings, and certain other investors listed therein (Incorporated by reference to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007).

Exhibit 9	Form of Voting Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere, Glenn, Glenn Holdings, and certain other investors listed therein (Incorporated by reference to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007).

Exhibit 10	Form of Right of First Refusal and Cosale Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere, Glenn, Glenn Holdings, and certain other investors listed therein (Incorporated by reference to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007).

Exhibit 11	Form of Side Letter dated November 8, 2007 between Aisling Capital, Windamere, Glenn, Glenn Holdings, and certain other parties listed therein (Incorporated by reference to Exhibit 10.33 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007).

Exhibit 12	Form of Lock-Up Letter dated November 8, 2007 between Planet Technologies, Inc., Windamere, Glenn and Glenn Holdings (Incorporated by reference to Exhibit 10.34 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007).

Exhibit 13	Form of Release of Debt dated November 8, 2007 between Planet Technologies, Inc. and Windamere (filed herewith).

SIGNATURES
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Scott L. Glenn

Date: November 16, 2007	/s/ Scott L. Glenn
By: Scott L. Glenn

Glenn Holdings, LP

Date: November 16, 2007	/s/ Scott L. Glenn
By: Scott L. Glenn, General Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)